Exhibit 99.3

NiCE and IGT Solutions Accelerate AI-First CX Transformation for Global Brands
with CXone Mpower

Expanded partnership brings together NiCE’s CX AI platform and IGT’s domain expertise to deliver proactive, AI-
driven customer experiences

Hoboken, N.J., November 18, 2025 – NiCE (Nasdaq: NICE) today announced an expanded strategic partnership with IGT Solutions to accelerate AI-first customer experience transformation for global enterprises. Through the NiCE Strategic Partner Program (SPP), IGT Solutions, a leading provider of digital and data-driven solutions, will deploy NiCE’s award-winning CX AI platform, CXone Mpower, to deliver proactive, intelligent, and human-centered customer experiences.

With a shared vision to redefine the contact center and drive measurable business impact, the partnership brings together IGT Solutions’ deep domain expertise and NiCE’s industry-leading CX AI platform, CXone Mpower. IGT Solutions will leverage CXone Mpower to serve its aviation and travel clients across more than 30 delivery centers, enhancing inbound customer engagement with advanced AI capabilities that reduce Average Handle Time, elevate customer satisfaction, and orchestrate seamless customer journeys across voice and digital channels.

“IGT Solutions and NiCE have a long-standing relationship built on the combined value of domain expertise and AI-led innovation. Through this expanded partnership, we open the way to bringing the true power of NiCE CXone Mpower to our customers. We look forward to delivering on this world-class partnership and creating a NiCE world together,” said Chris Campton, SVP CX Transformation at IGT Solutions.

As part of the SPP, IGT Solutions will focus its go-to-market offerings on the full CXone Mpower ecosystem, including enterprise-grade voice services and future-ready solutions, such as NiCE Cognigy conversational AI and NiCE Feedback Management—all delivered from a unified cloud platform.

“Our collaboration with IGT Solutions has always been rooted in a shared commitment to innovation and customer success,” said Darren Rushworth, President, NiCE International. “By deepening our partnership through the Strategic Partner Program, we’re supporting IGT with the full power of NiCE CXone Mpower to transform experiences at scale.”

The strengthened alliance builds on a long-standing relationship in which IGT Solutions has delivered CX services enabled by NiCE solutions, including CXone Mpower and Nexidia Analytics, to multiple enterprise brands. Under the expanded partnership, IGT will continue to develop Centers of Excellence that combine AI, analytics, and human expertise to drive superior outcomes for its global client base.

About IGT Solutions
IGT Solutions is a next-gen customer experience (CX) company that defines and delivers transformative experiences for global brands. It does this by using innovative digital technologies and by combining digital and human intelligence. IGT Solutions is the preferred partner for managing end-to-end CX journeys across industries. Established in 1998, IGT has more than 90 global marquee customers and 25,000+ CX experts servicing client processes from 31 global delivery centers across 13 countries. IGT Solutions’ service offerings includes digital transformation, systems integration, platform solutions, AI/ML and Gen AI-led industry and enterprise solutions, intelligent automation and analytics, and a full spectrum of BPM services and solutions.

IGT Solutions Media Contact
Pawan S Rao, +91 124 4756261, media.query@igtsolutions.com

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.